December 7, 2015

Alison White

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Diamond Hill Funds: File Nos. 333-22075 and 811-8061

Dear Ms. White:

On October 6, 2015, Diamond Hill Funds (the “Trust”), on behalf of Diamond Hill High Yield Fund (the “Fund”), filed Post-Effective Amendment No. 47 to its Registration Statement on Form N-1A (the “Amendment”). On October 30, 2015, you provided oral comments. On November 30, 2015 the Trust, on behalf of the Fund, filed Post-Effective Amendment No. 48 to its Registration Statement on Form N-1A. On December 1, 2015 you provided oral comments. The following is a summary of our understanding of your comments and the response from the Trust. Where necessary, these responses have been incorporated into Post-Effective Amendment No. 49.

1.	Comment: The Fund requests acceleration to December 20, 2015, which is a Sunday.

Response: The Fund would like to be effective Friday, December 18, 2015.

2.	Comment: Fee Table – Page 1. The administrative fee has been reduced from 21 bps to 20 bps on Class I shares. Include the new fee schedule as an exhibit to Part C.

Response: The new fee schedule reducing the fee on Class I shares, effective January 1, 2016, has been filed as Exhibit 28(h)(vii) to Part C.

3.	Comment: SAI – Appendix A-1. The auditor’s report does not include the name of the auditor or the auditor’s signature. Please file a new report via a new 485(a) and an acceleration request. The staff will accelerate the effective date to December 18, 2015.

Response: A new post-effective amendment No. 49 has been filed containing an auditor’s report under Appendix A-1 with the name of the auditor and the auditor’s signature. A new acceleration request with a new date of December 18, 2015 will be filed.

4.	Comment: Part C. The auditor’s consent was issued more than 5 days prior to the date of filing. Include a new consent with a more current date.

Response: A new consent with a more current date has been provided as Exhibit 28(j) to Part C.

5.	Comment: Page 4 – Investment Strategy. Disclose that the costs associated with securities lending are not included on the fee table.

Response: The following sentence has been added to the end of the last paragraph under the “Investment Strategy” section on page 4:

“Any expenses associated with securities lending are not reflected on the fee table.”

6.	Comment: Portfolio Managers – Page 7: Disclose that William Zox and John McClain managed the predecessor fund.

Response: The following sentence has been added to the end of the paragraph immediately following the table of portfolio managers and preceding the biographies:

“Both of the PMs of the fund managed the High Yield Partnership.”

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declare the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

Best regards,
/s/ Michael V. Wible
Michael V. Wible

cc:	(w/ attachment)
Gary Young